

December 30, 2011

<u>Via E-mail</u>
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Brazilian Electric Power Company
(Centrais Elétricas Brasileiras S.A. – Eletrobrás)
Avenida Presidente Vargas, 409 – 13th floor
Edificio Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

> **Re:** **Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed October 17, 2011**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed December 2, 2011**
> **File No. 001-34129**

Dear Mr. Araújo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Item 6. Directors, Senior Management and Employees, page 84</u>

<u>B. Compensation, page 87</u>

1. Please confirm to us that Brazil does not require disclosure of compensation to your Board of Directors, Board of Executive Officers and Fiscal Counsel on an individual basis. See Item 6.B.1 of Form 20-F.

Item 18. Financial Statements, page 126

2. We note you intend to provide comparative audited financial statements for 2010 and 2009 for certain significant subsidiaries in amendments to your annual report. Please provide us your evaluation of significance under Rule 3-09 of Regulation S-X for your investees.

Consolidated Financial Statements, page 1

Consolidated Statement of Other Comprehensive Income, page 8

3. Please revise your disclosure to clarify your presentation of the related tax effects. Please refer to IAS 1, paragraph 90.

Consolidated Statement of Shareholders Equity, page 9

4. We note you label January 1st, 2009 and December 31st, 2009 IFRS ending balances as "restated". Please explain to us why they have been restated or revise.

Note 3. Summary of Significant Accounting Policies, page 18

5. Please revise to disclose the useful lives or the depreciation rates used for each class of property, plant, and equipment as required by IAS 16, paragraph 73(c).

6. Please disclose whether segments have been aggregate. See IFRS 8, paragraph IN15.

Note 10. Financing and Loans Granted, page 55

7. We note you only present financing and loans granted to Itaipu separately from the aggregated line items "Financial asset – Itaipu, current" and "Financial asset – Itaipu, non-current" on the face of the consolidated balance sheets on page 5. It appears that your presentation is inconsistent with your joint venture accounting policy on page 22 that your share in assets, liabilities, and results of jointly controlled entities are added up to corresponding items in the consolidated financial statements of the Company, line by line. Please explain.

Note 15. Investments, page 61

8. Please revise to provide disclosure of the total revenues for your investments in associates and the fair value of investments in associates required by IAS 28, paragraph 37. If you have included the fair value disclosure as part of your disclosure within Note 8, please revise to clarify indicating the carrying value of the investments in associates and related fair value of those investments for which there are published price quotations.

9. Please provide disclosure explaining the nature of the investments adjustments.

Note 16. Fixed Assets, page 76

10. Please revise to provide footnotes to your tabular presentations explaining the nature of the property, plant and equipment class "trading" and the nature of "special obligations."

11. Please tell us the factors you considered in determining all of the assets within, for example, the "Generation" property, plant, and equipment class were of a similar nature and advise us of the primary items comprising each class such as land, plants, buildings, and motor vehicles. Please refer to IAS 16, paragraph 37.

12. Please add a footnote to your tabular presentation to clarify whether "Capitalizations" represents the amount of borrowing costs capitalized during the period and disclose the capitalization rate used to determine the amount of borrowing costs eligible for capitalization. Also, explain to us why they are mostly reduction amounts in your roll forward schedules. Please refer to IAS 23, paragraph 26.

Note 19. Intangible Asset – Concession of Public Utility, page 83

13. Refer to the Intangible Asset breakout table. Explain to us and disclose the nature of the line item "Special Liabilities" and why these apparent adjustments were netted against the Intangible Asset.

Note 30. Post-Employment Benefits, page 101

14. Please explain to us the nature of the adjustment "Compensation of quotas – DC Plan" reflected in several of your tables.

Note 31. Provisions for Contingencies, page 107

15. Please refer to your disclosure of Environmental Proceedings on page 91 of Item 8. Please advise us where you have included disclosure of these matters in the notes to your audited financial statements or advise us of your basis for not including disclosure of these matters pursuant to IAS 37.

Note 34. Advances for Future Capital Increase, page 116

16. We note your disclosure that advances for future capital increase was reclassified to non-current liabilities. Please clarify what you mean when you state these advances ". . . so far, were presented in shareholders' equity." Please explain to us the appropriateness of the reclassification under IFRS and why the reclassification did not result in a reconciling item in your shareholders equity reconciliation from US GAAP to IFRS in Note 46 on page 144. In addition, please explain to us the Acquisition of equity interest in CEEE and CGTEE. Note 3.3 on page 20 discloses that CGTEE is fully consolidated.

Note 44. Business Segment Information, page 134

17. Please expand your disclosure to include a reconciliation of the reportable segments' assets and liabilities to the consolidated entity's. We note your disclosure of the fixed asset items related to the infrastructure of the electricity generation segment in Note 16. See IFRS 8, paragraph 28.

18. Explain to us and disclose what the "Administration" segment represents.

Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144

19. Please reconcile for us your Shareholders' equity as originally presented under US GAAP as of the transition date of January 1, 2009 in the amount of R$69,730,480 to the R$69,380,962 as of December 31, 2008 reported in your Form 20-F filed July 1, 2011.

20. Your reconciliation of Shareholders' equity as originally presented under US GAAP to IRFS includes adjustments which reference more than one explanation. Where you have aggregated adjustments, please expand your explanation footnotes to disclose the amount of the individual relevant adjustment. For example, please include in your explanation of (a), the amount of the fixed asset adjustment and the amount of the consolidation adjustment specifically related to the Itaipu Binacional Consolidation. Please refer to IFRS 1, paragraph 25.

21. Please revise your disclosure to clearly state your "previous GAAP" for purposes of applying IFRS 1. While we note you have presented your financial statements in US GAAP in your SEC filings, we understand you have also utilized and applied accounting practices adopted in Brazil in your statutory financial statements, which are prepared and filed in accordance with the specific rules of the Brazilian Securities Commission prior to your first-time adoption of IFRS as issued by the IASB. Further your subsidiaries and affiliates have generally all prepared financial statements using Brazilian GAAP but have not historically prepared financial statements under US GAAP. Therefore, it appears your home-country or previous GAAP is Brazilian GAAP. As such, please revise to provide a two-step reconciliation that includes the IFRS 1 reconciliation from US GAAP to previous GAAP (Brazilian GAAP) and then from previous GAAP to IFRS as issued by the IASB. Refer to Topic 6345.1 of Division of Corporation Financial Reporting Manual.

22. We note your disclosure under b) Investments that, due to your inability to obtain financial information from certain associates, you concluded you did not exercise significant influence under FASB ASC 323; however, you have concluded that equity method accounting is appropriate under IFRS. Given that both sets of GAAPs have similar criteria in determining significant influence, please further explain to us how you determined it was not inconsistent to apply two different methods of accounting to the equity investments for the same set of conditions that existed in the 2009 reporting

period. In addition, expand your disclosure to further explain, if true, why your inability to obtain US GAAP financial statements represents the only indication that you lacked significant influence over the operating and financial policies of the investees under US GAAP. Any specific accounting literature that you can cite or analogize to should be disclosed. If you have evaluated other facts and circumstances related to these investments in your evaluation under IFRS, versus US GAAP, in determining whether you exercised significant influence, please advise us of the additional factors considered and indicate such in your disclosures. Refer to IAS 28, paragraphs 6 to 10.

23. Please refer to d) Consolidation of SPE's. Please expand your disclosure to state how the special purpose entities were accounted for under US GAAP to enable users to better understand the adjustment. We note that you consolidated these entities under IFRS, but you did not consolidate them under US GAAP for the 2009 reporting period under the same apparent facts and circumstances. Please advise us of the specific US GAAP and IFRS literature you relied upon to explain why your inability to obtain US GAAP financial information was the sole criteria considered in your accounting for the special purpose entities under US GAAP and how it was appropriate to consolidate them under IFRS.

Exhibits 12.1 and 12.2

24. We note that the identification of the certifying individual at the beginning of the certification also includes the title of the individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Exhibit 16.1

25. Item 16.F referenced in this exhibit states there was no change in Certifying Accountant while BDO Auditores Independentes state they agree with the statements as they relate to their firm in Item 16F of Form 20-F filed October 17, 2011. Please revise your disclosure under Item 16F as appropriate and provide a currently dated Auditors' Letter Regarding Change in External Auditor.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2010

Item 18. Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-5

26. Please explain to us why you did not determine other items characterized as "comprehensive income" under IAS 1 and omitted the statement of comprehensive income.

Note 6. Accounts Receivable, page F-41

27. We note your disclosure of accounts receivable for construction services and costs of construction services in Note 23. Please disclose the aggregate amount of costs incurred and profits recognized to date, the amount of advances received and the amount of retentions, if any. Please refer to IAS 11, paragraph 40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jonathan Zonis, Esq.